CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED JULY 17, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

Status of this Offering

Through July 1, 2020, we had issued 2,928,867 common shares in this offering consisting of 841,858 Class A shares, 485,729 Class T shares, 352,712 Class D shares and 1,248,568 Class I shares sold in this offering, (including 31,536 Class A shares, 3,840 Class T shares, 11,683 Class D shares and 19,673 Class I shares issued pursuant to our distribution reinvestment plan), and we had received aggregate gross offering proceeds from this offering of $80,133,661.

Prospectus Summary

The following disclosure supersedes and replaces the disclosure under the section “Prospectus Summary” contained in the sub-section “Q: Are we conducting a separate private offering?” which appears on page 10 of the Prospectus.

Q:

Are we conducting a separate private offering?

A:	In January 2020, we commenced the Class S Private Offering. We are offering up to $50 million in shares of our Class S shares in the Class S Private Offering which is being made pursuant to the applicable exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(c) under Regulation D promulgated under the Securities Act only to persons that are “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated thereunder. CNL Securities Corp., the Placement Agent, is serving as the placement agent for the Class S Private Offering and is also serving as placement agent for this offering. We will pay the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in the Class S Private Offering, except as a reduction or sales load waiver that may apply. There are no ongoing distribution and shareholder servicing fees paid by the Company with respect to our Class S shares. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Class S Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of the Class S Private Offering or (ii) three (3) full months commencing with August 2020 (until October 31, 2020). However, we reserve the right to extend the outside date of the Class S Private Offering in our sole discretion for an additional three (3) full months. In connection with our final monthly closing of the Class S Private Offering, to the extent we receive Class S subscriptions in good order above our $50 million dollar offering amount, we may determine to accept such additional Class S subscriptions in our sole discretion.

Through July 1, 2020, we had issued 422,130 Class S shares and we had received aggregate gross offering proceeds of $11,913,500. We intend to use the net offering proceeds from the Class S Private Offering to make investments in accordance with our business strategy and policies and for other general corporate purposes. We may change the terms of, or suspend, or terminate the Class S Private Offering at any time in our sole discretion. We are not offering shares of our Class S shares in this offering.

Risk Factors

The following disclosure amends and replaces the “Risk Factor” section of the Prospectus entitled “Risk Factors - The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us” which appears on page 29 of the Prospectus.

The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us.

The Sub-Manager and its affiliates currently manage other clients and may in the future manage new clients that may have a similar business strategy as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine it is more appropriate for one or more other clients managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts, including the amount of such co-investment opportunity allocated to us.

The Sub-Manager and its affiliates may (i) give advice and take action with respect to any of its other clients that may differ from advice given or the timing or nature of action taken with respect to us, so long as it is consistent with the provisions of the Sub-Manager’s allocation policy and its obligations under the Sub-Management Agreement, and (ii) subject to the Exclusivity Agreement and its obligations thereunder, engage in activities that overlap with or compete with those in which the company and its subsidiaries, directly or indirectly, may engage. The company, on its own behalf and on behalf of its subsidiaries, has renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for another client of the Sub-Manager or its affiliates to the extent such opportunity has been determined in good faith by the Sub-Manager not to be allocated to the company, all in accordance with the company’s and the Sub-Manager’s allocation policy. Furthermore, subject to the company’s investment policy and its obligations under the Sub-Management Agreement, the Sub-Manager shall not have any obligation to recommend for purchase or sale any securities or loans which its principals, affiliates or employees may purchase or sell for its or their own accounts or for any other client or account if, in the opinion of the Sub-Manager, such transaction or investment appears unsuitable, impractical or undesirable for the Manager (on behalf of the company).

Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we participate in a co-investment opportunity with either LLCP VI or LMM Fund, which accumulates broken deal costs and if our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VI and 12.5% of the broken deal costs with respect to a co-investment with LMM Fund, subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager’s fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a “lookback broken deal”). Subject to certain conditions, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. Unless our Board approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

The following disclosure amends and replaces the Risk Factor under the subsection “Risks Related to Our Business” which is entitled “Some of our businesses are and may be subject to a variety of federal, state and foreign laws and regulations concerning employment, health, safety and products liability. Failure to comply with governmental laws and regulations could subject them to, among other things, potential financial liability, penalties and legal expenses which could have a material adverse effect on our financial condition, business and results of operations” and which appears on page 35 of the Prospectus.

Some of our businesses are and may be subject to a variety of federal, state and foreign laws and regulations concerning employment, health, safety and products liability. Failure to comply with governmental laws and regulations could subject them to, among other things, potential financial liability, penalties and legal expenses which could have a material adverse effect on our financial condition, business and results of operations.

Some of our businesses are and may be subject to various federal, state and foreign government employment, health, safety and products liability regulations. Compliance with these laws and regulations, which may be more stringent in some jurisdictions, is a major consideration for our businesses. Government regulators generally have considerable discretion to change or increase regulation of our operations, or implement additional laws or regulations that could materially adversely affect our businesses. For example, as manufacturer and seller of pen needle and syringes, one of our businesses, Healthcare Safety Holdings LLC (“HSH”), is subject to significant regulatory oversight from governmental authorities such as the Food and Drug Administration as well as inherent products liability risk in the event of a product failure or a personal injury caused by HSH’s products. Noncompliance with applicable regulations and requirements could subject our businesses to investigations, sanctions, product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. Suffering any of these consequences could materially adversely affect our financial condition, business and results of operations. In addition, responding to any action may result in a diversion of the Manager’s, the Sub-Manager’s and our executive officers’ attention and resources from our operations.

The following disclosure amends and replaces the Risk Factor under the subsection “Risks Related to Our Business” which is entitled “Some of our businesses are or may be dependent upon the financial and operating conditions of their customers and clients. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations” and which appears on page 34 of the Prospectus.

Some of our businesses are or may be dependent upon the financial and operating conditions of their customers and clients. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

The success of our businesses’ customers’ and clients’ products and services in the market and the strength of the markets in which these customers and clients operate affect our businesses. Our businesses’ customers and clients are subject to their own business cycles, thus posing risks to these businesses that are beyond our control. These cycles are unpredictable in commencement, severity and duration. Due to the uncertainty in the markets served by most of our businesses’ customers and clients, our businesses cannot accurately predict the continued demand for their customers’ and clients’ products and services and the demands of their customers and clients for their products and services. As a result of this uncertainty, past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows. If the demand for their customers’ and clients’ products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

Certain of our businesses compete in highly competitive markets which are subject to the risk of market disruption including from the development and advancement of new technologies and there can be no assurance that our businesses will be able to compete successfully. For example, our HSH business competes in the highly competitive medical supply market. HSH’s daily use insulin pen needles, syringes and complementary offerings for the diabetes care markets compete with other needle-syringes manufacturers and other alternative drug delivery systems. The lack of product differentiation among manufacturers of traditional needles and syringes may subject HSH to downward product pricing pressures in the market. Other companies may develop new products that compete directly or indirectly with HSH’s products. A variety of new technologies, including other delivery methods such as microneedles on dissolvable patches and transdermal patches are being marketed as alternatives to injection for drug delivery. HSH’s narrow focus as a manufacturer of traditional needles and syringes products increases the risk that HSH loses market share to competing products and alternative drug delivery systems. While we currently do not believe such technologies have significantly affected the use of injection for drug delivery to date, there can be no assurance that they will not do so in the future or have an adverse impact on the value of HSH.

Our Portfolio

The following disclosure supplements the Prospectus by adding a new subsection entitled “HSH” under the section “Our Portfolio” which appears on page 95 of the Prospectus.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 74.9% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TMC SPV III, LLC. After the closing, we intend to implement a management options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended May 31, 2020, HSH’s net revenue has grown at a compound annual growth rate of approximately 12.5%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes, and, as of June 2020, the market for pen needles and syringes is expected to grow approximately 2% annually. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of 2019, HSH has an estimated 60% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is expected to grow at a compound annual growth rate of approximately 11% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

The following disclosure supersedes and replaces the sections “Our Portfolio— Acquisition Financing Line of Credit” which first appears on page 101 of the Prospectus:

Acquisition Financing Line of Credit

On July 15, 2020, CNL Strategic Capital B, Inc. (the “SCAP B”), a wholly-owned subsidiary of CNL Strategic Capital, LLC and United Community Bank (d/b/a Seaside Bank and Trust) (referred to as “Seaside”) entered into an Amended and Restated Loan Agreement (the “Loan Agreement”) and related Amended and Restated Promissory Note (the “Promissory Note”) for a $20,000,000 guidance line of credit. The intended purpose for the guidance line of credit is for acquisition financing purposes. The guidance line of credit has a maturity date of 364 days from July 15, 2020. This Loan Agreement and related Promissory Note replaces SCAP B’s previous Loan Agreement and related Promissory Note dated June 27, 2019 for a guidance line of credit in the same amount.

SCAP B paid a $60,000 commitment fee to Seaside in connection with closing on the line of credit. SCAP B is required to pay an “advance fee” to Seaside with each advance under the Loan Agreement in an amount equal to five basis points (.05%) of the amount of the advance; provided, however, that the cumulative amount of advance fees paid by SCAP B shall not exceed $20,000 during any 364 day term of the Loan Agreement. Under the Loan Agreement, SCAP B is obligated to pay interest on the borrowed amount at a rate per year of equal to the greater of (a) the 30-day LIBOR plus two and three quarters percent (2.75%) and (b) three percent (3%). Interest payments are due monthly in arrears. SCAP B may prepay, without a penalty, all or any part of the borrowings under the Loan Agreement at any time, and such borrowings are required to be repaid within 180 days of the borrowing date. All draws under the Loan Agreement must be approved by Seaside and are subject to additional due diligence and underwriting on collateral held by SCAP B. The Loan Agreement also provides that the SCAP B and the Company must comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by SCAP B.

In connection with entering into the Loan Agreement, on July 15, 2020, the Company entered into an Amended and Restated Guaranty agreement to act as a guarantor of SCAP B’s outstanding borrowings under the Loan Agreement, an Amended and Restated Assignment and Pledge of Deposit Account agreement (the “Deposit Agreement”), and a Pledge and Security Agreement in favor of Seaside. Under the Deposit Agreement, the Company is required to contribute proceeds from its public and private offerings to pay down the outstanding debt of SCAP B to the extent there are any borrowings outstanding under the Loan Agreement above the minimum cash balance. Under the Pledge and Security Agreement, the Company has granted to Seaside a security interest in and a lien and encumbrance upon the Company’s “Subscription Agreement Funds” which is defined to mean any and all capital raised from investors for the benefit of Pledgor, less amounts retained by transfer agents, paid to placement agents, or similar amounts deducted in the ordinary course of such transaction.

Conflicts of Interest

The following disclosure supersedes and replaces the eleventh bullet point under the section “Prospectus Summary” contained in the sub-section “Q: What conflicts of interest exist between us, the Manager, the Sub-Manager and their respective affiliates?” which appears on page 7 of the Prospectus and the eleventh bullet point under the section “Conflicts of Interest” contained in the sub-section entitled “Conflicts of Interest and Certain Relationships and Related Party Transactions Section” which appears on page 138 of the Prospectus.

•	Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we participate in a co-investment opportunity with either LLCP VI or LMM Fund, which accumulates broken deal costs and if our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VI and 12.5% of the broken deal costs with respect to a co-investment with LMM Fund, subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager’s fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a “lookback broken deal”.) Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VI or LMM Fund, our allocable portion of such third party broken deal expenses will be 5% or 12.5%, respectively. Unless our Board approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.